UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Bright Scholar Education Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

Class B Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

109199109**

(CUSIP Number)

Huiyan Yang

Telephone: +852 2136 0829
c/o Bright Scholar Education Holdings Limited

No.1, Country Garden Road
Beijiao Town, Shunde District

Foshan, Guangdong 528300

The People’s Republic of China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	CUSIP number 109199109 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEDU.” Each ADS represents one Class A Ordinary Share of the issuer. No CUSIP number has been assigned to Ordinary Shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109199109

1	NAME OF REPORTING PERSONS Huiyan Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(2) 87,590,000 Class B Ordinary Shares(2)
	9	SOLE DISPOSITIVE POWER 5,000,000 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(2) 87,590,000 Class B Ordinary Shares(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,451,559 Class A Ordinary Shares(2) 87,590,000 Class B Ordinary Shares(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% of the Class A Ordinary Shares(3) 93.5% of the Class B Ordinary Shares(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Ms. Huiyan Yang is the sole shareholder of SURE BRILLIANT GLOBAL LIMITED, which is the record holder of the Issuer’s 5,000,000 Class A Ordinary Shares.

(2)	Ms. Huiyan Yang is a joint settlor and a member of the investment committee of Yeung Family Trust V, which is the sole shareholder of Noble Pride Global Limited, and therefore is deemed to have shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are wholly owned subsidiaries of Noble Pride Global Limited.

(3)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 25,502,175 Class A Ordinary Shares and 93,690,000 Class B Ordinary Shares, outstanding as of December 31, 2021. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by Ms. Huiyan Yang represent approximately 92.5% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. 109199109

1	NAME OF REPORTING PERSONS SURE BRILLIANT GLOBAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5,000,000 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,000 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 Class A Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Ms. Huiyan Yang is the sole shareholder of SURE BRILLIANT GLOBAL LIMITED, which is the record holder of the Issuer’s 5,000,000 Class A Ordinary Shares.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 25,502,175 Class A Ordinary Shares and 93,690,000 Class B Ordinary Shares, outstanding as of December 31, 2021. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by Ms. Huiyan Yang represent approximately 92.5% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. 109199109

1	NAME OF REPORTING PERSONS Yeung Family Trust V
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% of the Class A Ordinary Shares(2) 93.5% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Yeung Family Trust V is the sole shareholder of Noble Pride Global Limited, and therefore has shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are wholly owned subsidiaries of Noble Pride Global Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 25,502,175 Class A Ordinary Shares and 93,690,000 Class B Ordinary Shares, outstanding as of December 31, 2021. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by Ms. Huiyan Yang represent approximately 92.5% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. 109199109

1	NAME OF REPORTING PERSONS Noble Pride Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% of the Class A Ordinary Shares(2) 93.5% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Noble Pride Global Limited has shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are its wholly owned subsidiaries.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 25,502,175 Class A Ordinary Shares and 93,690,000 Class B Ordinary Shares, outstanding as of December 31, 2021. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by Ms. Huiyan Yang represent approximately 92.5% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. 109199109

1	NAME OF REPORTING PERSONS Ultimate Wise Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 15,000,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 15,000,000 Class B Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 15,000,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% of the Class A Ordinary Shares(2) 16.0% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Ultimate Wise Group Limited has shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by it.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 25,502,175 Class A Ordinary Shares and 93,690,000 Class B Ordinary Shares, outstanding as of December 31, 2021. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by Ms. Huiyan Yang represent approximately 92.5% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. 109199109

1	NAME OF REPORTING PERSONS Excellence Education Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,590,000 Class B Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.5% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excellence Education Investment Limited has shared voting and dispositive power over the Issuer’s 72,590,000 Class B Ordinary Shares directly held by it.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 25,502,175 Class A Ordinary Shares and 93,690,000 Class B Ordinary Shares, outstanding as of December 31, 2021. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by Ms. Huiyan Yang represent approximately 92.5% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. 109199109

1	NAME OF REPORTING PERSONS TMF Trust (HK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% of the Class A Ordinary Shares(2) 93.5% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	TMF Trust (HK) Limited acts as the trustee for Yeung Family Trust V, the sole shareholder of Noble Pride Global Limited, and therefore is deemed to have shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited. Both of Ultimate Wise Group Limited and Excellence Education Investment Limited are wholly owned subsidiaries of Noble Pride Global Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 25,502,175 Class A Ordinary Shares and 93,690,000 Class B Ordinary Shares, outstanding as of December 31, 2021. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by Ms. Huiyan Yang represent approximately 92.5% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

Introduction

This amendment to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 31, 2018, as amended and supplemented by the Amendment No. 1 filed with the Commission on January 15, 2019 and the Amendment No. 2 filed with the Commission on February 19, 2019 (the “Original Schedule 13D,” as amended and supplemented by this Amendment No. 3, the “Schedule 13D”) by each of Ms. Huiyan Yang, SURE BRILLIANT GLOBAL LIMITED, Yeung Family Trust V, Noble Pride Global Limited, Ultimate Wise Group Limited, Excellence Education Investment Limited and TMF Trust (HK) Limited (the “Reporting Persons”) and relates to Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.00001 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Shares”) of Bright Scholar Education Holdings Limited, a Cayman Islands exempted company (the “Issuer”).

Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 have the means ascribed to them in the Original Schedule 13D, as amended.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A referenced therein and replacing it with Schedule A included with this Amendment No. 3.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

“Ms. Huiyan Yang and Ms. Meirong Yang (collectively, the “Buyer Group”) intend to finance the Transaction (as defined below) with a combination of debt and equity capital. Equity financing is expected to be provided by the Buyer Group and from any additional equity investor who may be admitted to the Buyer Group. Debt financing is expected to be provided by loans from third party financial institutions.”

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

“On April 29, 2022, the Buyer Group submitted a preliminary non-binding proposal (the “Proposal”) to the members of the board of directors of the Issuer. In the Proposal, the Buyer Group proposed to acquire all outstanding Class A Ordinary Shares, including Class A Ordinary Shares represented by American depositary shares (“ADSs”, each representing one Class A Ordinary Share), and Class B Ordinary Shares for US$0.83 per ADS or per Share, in cash (the “Transaction”). The Proposal also provided, among other things, that the Buyer Group would (a) conduct customary due diligence on the Issuer and its subsidiaries and (b) negotiate and finalize mutually satisfactory definitive agreements with respect to the Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type.

If the Transaction is consummated, the ADSs will no longer be traded on the New York Stock Exchange and the Issuer’s obligation to file periodic reports under the Securities Exchange Act of 1934 would terminate. No assurance can be given that any definitive agreement will be entered into or the Transaction will be consummated. The Proposal provides that it does not constitute any binding commitment with respect to the Transaction and that a binding commitment will result only from the execution of definitive agreements based on the terms and conditions therein.

References to the Proposal in this Amendment No. 3 are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit A and incorporated herein by reference in its entirety.

Except as disclosed in the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) – (j) of the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

“The descriptions of the principal terms of the Proposal under Item 4 of this Amendment No. 3 are incorporated herein by reference in their entirety.”

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1*	Joint Filing Agreement, dated as of January 15, 2019.
99.2	Proposal Letter dated April 29, 2022 from Ms. Huiyan Yang and Ms. Meirong Yang to the members of the board of directors of the Issuer.

*  Previously filed.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 3, 2022

SURE BRILLIANT GLOBAL LIMITED

By:	/s/ Huiyan Yang
Name:	Huiyan Yang
Title:	Director

ULTIMATE WISE GROUP LIMITED

By:	/s/ Huiyan Yang
Name:	Huiyan Yang
Title:	Director

EXCELLENCE EDUCATION INVESTMENT LIMITED

By:	/s/ Meirong Yang
Name:	Meirong Yang
Title:	Director

NOBLE PRIDE GLOBAL LIMITED

By:	/s/ YEU Chi Fai
Name:	YEU Chi Fai
Title:	Authorized Signatory of S.B. Vanwall Ltd., the Sole Director of Noble Pride Global Limited

YEUNG FAMILY TRUST V

By:	/s/ YEU Chi Fai, LIU Kin Wai
Name:	YEU Chi Fai, LIU Kin Wai
Title:	Authorized Signatories of TMF Trust (HK) Limited, the trustee of Yeung Family Trust V

TMF TRUST (HK) LIMITED

By:	/s/ YEU Chi Fai, LIU Kin Wai
Name:	YEU Chi Fai, LIU Kin Wai
Title:	Authorized Signatories

HUIYAN YANG

By:	/s/ Huiyan Yang

SCHEDULE A

Sure Brilliant Global Limited, Ultimate Wise Group Limited

Director	Business Address	Present Principal Employment	Citizenship
Huiyan Yang	c/o Bright Scholar Education Holdings Limited, No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Chairperson and director of Issuer, co-chairperson of Country Garden Holdings Company Limited	Hong Kong

Excellence Education Investment Limited

Director	Business Address	Present Principal Employment	Citizenship
Meirong Yang	c/o Bright Scholar Education Holdings Limited, No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director of Excellence Education Investment Limited	PRC

Noble Pride Global Limited

Director	Business Address	Present Principal Employment	Citizenship
S.B. Vanwall Ltd.	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of Noble Pride Global Limited	British Virgin Islands

Yeung Family Trust V

Joint Settlor and Member of Investment Committee	Business Address	Present Principal Employment	Citizenship
Huiyan Yang	c/o Bright Scholar Education Holdings Limited, No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Chairperson and director of Issuer, co-chairperson of Country Garden Holdings Company Limited	Hong Kong

Meirong Yang	c/o Bright Scholar Education Holdings Limited, No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director of Excellence Education Investment Limited	PRC

TMF Trust (HK) Limited

Director	Business Address	Present Principal Employment	Citizenship
CHAN Ki	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of TMF Trust (HK) Limited	Hong Kong

CHOA Kin Wai	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of TMF Trust (HK) Limited	Hong Kong

POON Wai Chung	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of TMF Trust (HK) Limited	Hong Kong

Arno WIEDIJK	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of TMF Trust (HK) Limited	Hong Kong